Exhibit 28(a)




March 26, 1997
Ms. Alice M. Peterson                   Mr. John G. Finley
Vice President and Treasurer            Vice President
Sears, Roebuck and Co.                  First National Bank of Chicago
3333 Beverly Road                            as Trustee
Hoffman Estates, Illinois 60179         One First National Plaza
                                        Suite 0126
                                        Chicago, Illinois 60670-0126


At your request, we have applied certain agreed-upon procedures enumerated below to the accounting records of Sears, Roebuck and Co. ("Sears") relating to the servicing procedures performed by Sears as Servicer for Sears Credit Account Master Trust II (the "Trust") formed pursuant to the Pooling and Servicing Agreement dated July 31, 1994, as amended (the "Agreement"). This engagement to apply agreed-upon procedures was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

For purposes of this letter, we have read each of the Monthly Servicer Certificates forwarded by Sears as Servicer to the Trustee pursuant to section 3.04(b) of the Agreement during the calendar year ended December 31, 1996 (the "Certificates"). We have also performed the following procedures which were applied, as indicated, with respect to the Certificates:

a. We compared the amounts appearing in "Section 1: Total Trust Information," as set forth in the Certificates, to the applicable month's Portfolio Monitoring and Monthly Cash Flow Allocations Report (the "PMR") and found such amounts to be in agreement. Company officials have advised us that the PMR's have been prepared utilizing information obtained from the NPT 811-02 Month End Recap by Pool Report generated from the Company's Bank Sold System.

b. We have performed the following additional procedures with respect to the amounts appearing in the respective items below related to each applicable Series, as set forth in the Certificates:

Item                                    Procedure
-----                                   ---------
i."The aggregate amount of      We proved the mathematical accuracy
Series Additional Allocable     of the amounts as set forth in the
Amounts during the related      Certificates based on information
Due Period is equal to"         obtained from the PMR for the
                                applicable month.

ii."The amount of interest      We compared the amounts as set
payable to the Class A          forth in the Certificates to the
Certificateholders on the       applicable month's PMR and found
Current Distribution Date       such amounts to be in agreement.
is equal to"

iii."The amount of principal    We proved the mathematical accuracy
payable to the Class A          of the amounts as set forth in the
Certificateholders on the       Certificates based on information
current Distribution Date       obtained from the PMR for the
is equal to"                    applicable month.

iv."The amount of interest      We compared the amounts as set
payable to the Class B          forth in the Certificates to the
Certificateholders on the       applicable month's PMR and found
current Distribution Date       such amounts to be in agreement.
is equal to"

v."The amount of principal      We proved the mathematical accuracy
payable to the Class B          of the amounts as set forth in the
Certificateholders on the       Certificates based on information
current Distribution Date       obtained from the PMR for the
is equal to"                    applicable month.

vi."The amount of interest      We compared the amounts as set
payable to the Class C          forth in the Certificates to the
Certificateholders on the       applicable month's PMR and found
current Distribution Date       such amounts to be in agreement.
is equal to"

vii."The amount of principal    We proved the mathematical accuracy
payable to the Class C          of the amounts as set forth in the
Certificateholders on the       Certificates based on information obtained
current Distribution Date       from the PMR for the applicable month.
is equal to"

viii."The aggregate amount of   We proved the mathematical accuracy of
Reallocated Class B Principal   the amounts as set forth in the
Collections during the          Certificates based on information
related Due Period is           obtained from the PMR for the
equal to"                       applicable month.

ix."The aggregate amount of     We proved the mathematical accuracy of the
Reallocated Class C Principal   amounts as set forth in the Certificates
Collections during the related  based on information obtained from
Due Period is equal to"         the PMR for the applicable month.

We were not engaged to, and did not, perform an audit, the objective of which would be the expression of an opinion on the specified amounts and items above. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

It should be understood that we make no representations regarding questions of legal interpretation or regarding the sufficiency for your purposes of the procedures referred to above. Also, such procedures would not necessarily reveal any material misstatement of the amounts referred to therein.
Further, we have addressed ourselves solely to the foregoing items and amounts as set forth in the Certificates and make no representations as to the adequacy of disclosure or regarding whether any material facts have been omitted.

This letter is intended solely for the information and use of the Board of Directors and management of Sears, First National Bank of Chicago as Trustee, and Investor Certificateholders and should not be used for any other purpose.

Very truly yours,

/S/Deloitte & Touche

Chicago, Illinois


March 26, 1996